Exhibit 10.1

One Technology Drive / P.O. Box 188 / Rogers, CT 06263-0188 / 860.774.9605 / Fax: 860.779.5777

September 15, 2011

Mr. Bruce D. Hoechner
1406 Silo Road
Yardley, PA  01967

Dear Bruce:

I am very pleased to offer you the position of President and Chief Executive Officer of Rogers Corporation (“Rogers” or the “Company”) reporting directly to the Board of Directors.  Everyone with whom you met was impressed with you and looks forward to having the opportunity to work with you.

By Company policy, the terms of your offer are set forth below.  All payments shall be subject to customary payroll deductions for applicable taxes.  For purposes of this letter, your “Hire Date” shall be considered to be October 3, 2011 (the “Hire Date”).

1.	Salary

Your starting salary will be $17,693 paid bi-weekly, which is an annual rate of $460,018.  Your next salary review will be the regular salary review in April 2013.

2.      Bonus

Beginning January 1, 2012, you will become a participant in the Annual Incentive Compensation Plan (AICP).  As a participant in this bonus program, you will be eligible for an incentive compensation target of 75% of base salary.  The bonus will be paid to you in cash no later than one and a half months following the end of the year for which it is earned in an amount determined by the Compensation and Organization Committee consistent with the Company’s Annual Incentive Compensation Program (AICP) at that time.  A copy of the current AICP is enclosed.  The maximum bonus payment under the current plan is double the target bonus.

3.      Sign-On Bonus

You will receive a one-time cash sign-on bonus of $220,000 (the “Sign-On Bonus”) in recognition of your potential lost 2011 bonus at your current employer.  It will be paid in the last pay period of 2011.  In the event of a termination of employment that is not a Qualifying Involuntary Termination (as defined in paragraph 4 below) prior to the second anniversary of the Hire Date, you will be required to repay the entire Sign-On Bonus.

4.      Initial Equity Awards

In recognition of the potential loss from unvested equity awards and potential lost pension benefits at your current employer, you will be granted the following initial equity awards on your Hire Date as set forth below (value based on the FASB accounting amounts on the grant date):

4 Year Cliff Vested Restricted Stock Units

You will receive on your Hire Date restricted stock units equal in value to $400,000, as determined by the closing price of Rogers’s common stock on your Hire Date.  This award will vest 100% on the fourth anniversary of your Hire Date, provided that you are then employed with Rogers at that time.

3 Year Graded Vested Restricted Stock Units

You will also receive on your Hire Date restricted stock equal in value to $400,000, as determined by the closing price of Rogers’s common stock on your Hire Date.  This award will vest in equal one-third increments on each of the first three anniversaries of your Hire Date, provided that you are then employed by Rogers on each such date.

Time-Based Stock Options

You will receive a contractual right to purchase shares of Rogers common stock.  This option shall be granted on your Hire Date.  The number of shares subject to this option shall be equal to $400,000 divided by the Black-Scholes value of the option, as reasonably determined by Rogers, on your Hire Date.  The per share exercise price shall be equal to the closing price of the Company’s common stock on your Hire Date and the option shall have a 10 year term.  You shall vest in 25% of this option upon the second anniversary of your Hire Date, 50% of this option upon the third anniversary of your Hire Date and 100% of the fourth anniversary of your Hire Date, provided that you are then employed on each such date.

Notwithstanding the foregoing, the vesting of each of these initial equity awards will immediately accelerate fully in the event of your termination of employment with the Company due to death or disability, or if either the Company terminates your employment without “cause” or you resign with “good reason” (each such termination, a “Qualifying Involuntary Termination”).  Stock options will expire five years after any such employment termination or the tenth anniversary of your Hire Date (the original expiration date) whichever is earlier.  Solely for purposes of determining whether there is a Qualifying Involuntary Termination for purposes of this agreement, “cause” and “good reason” shall have the same meaning as set forth in Section 5 of the current Officer Special Severance Agreement.

We will provide you with a separate form of agreement with respect to each initial equity award within a reasonable time after your Hire Date.

5.      Additional Equity Award

Typically, Rogers grants equity awards to it executive officers during the first quarter of the fiscal year.  The initial equity awards described in paragraph 4 above include the stock option and time-based restricted stock awards that would otherwise have been granted to you during 2012.  You will next be eligible to receive stock option and time-based restricted stock during 2013.  You will be eligible to receive a grant of performance-base restricted stock award in 2012 in an amount equal to $250,000.  Any additional equity awards you receive will be subject to the same standard terms as applicable to the company’s other executive officers, provided that notwithstanding any provision of any plan or agreement to the contrary, upon your death, disability or retirement, which for purposes of this agreement shall mean your attainment of age 55 and 5 years of service, any equity awards granted to you by Rogers Corporation shall vest in full and, to the extent applicable, become fully exercisable and remain exercisable for their full term.

6.      Company Car

You will be eligible to participate in the Vehicle Reimbursement Program.  Rogers employs a comprehensive method for calculating a reimbursement rate for the business use of your personal vehicle.  Your vehicle and gas reimbursement is paid to you 100% tax-free, as long as you comply with program guidelines. Your reimbursement is comprised of two components: a fixed monthly amount and a variable amount that is dependent upon your monthly business mileage. Each participant's reimbursement amount is developed individually based on home address. An estimate of your fixed amount is approximately $600 per month. The variable component includes a calculated reimbursement for fuel, maintenance, and tires.  A copy of the Vehicle Reimbursement Policy is included for your reference. For further details of this program, please contact Bonnie LeVan, Sr. Manager, Compensation & Benefits, at 860-779-5560.

7.      Relocation

You will be provided with relocation benefits as described in the enclosed Relocation Policy. Please contact your Location Human Resources Department to begin the relocation process.  These benefits expire two years from your Hire date.  If you do not relocate your primary residence to the general Rogers, CT location by your Hire Date, Rogers will pay you an additional special relocation benefit of $1,150 bi-weekly for two years.  If you do relocate your primary residence to the general Rogers, CT location within two years of your Hire Date these payments will cease.

8.      Employee Benefits

We will provide a flexible benefits package that presently contains choices in medical and dental insurance, flexible spending accounts, vision care and life insurance.  In addition, we also provide salary continuation for short-term disability, long-term disability insurance, vacation and holiday pay, a 401(k) plan (Rogers Employee Savings and Investment Plan) with a Company-matching contribution, a Non-Qualified Deferred Compensation Plan with a Company-matching contribution, Employee Stock Purchase Plan, and tuition reimbursement.  The Rogers Corporation defined benefit pension plan has been closed to new hires since January 1, 2008.  Enclosed is information describing these programs. As with other organizations, our benefits package may change from time to time.  As this occurs, we inform employees as quickly as practical.  If you have any questions regarding your employee benefits please contact Bonnie LeVan, Senior Manager, Compensation & Benefits, at 860-779-5560.

9.      Severance Protection Prior to a Change in Control

In the event that your employment with the Company terminates due to a Qualifying Involuntary Termination that occurs prior to a “Change in Control” (as defined in paragraph 10 below), Rogers will provide you with a cash severance benefit equal to 90 weeks of salary, which shall be paid to you over the 52 week period commencing upon your separation from service subject to the Section 409 rules described in Appendix A to this agreement.  You will also be entitled to continued insured welfare benefit coverage under the Rogers Severance Policy for Salaried Employees for the period during which you receive cash severance payments.  This severance protection will remain in effect during your employment with Rogers at all times prior to a Change in Control.  Except as specifically provided to the contrary in this agreement (including Appendix A), all other provisions of the Rogers Severance Policy for Salaried Employees apply for purposes of determining your eligibility to receive the severance benefits set forth under this paragraph 9.

10.      Severance Protection Upon a Change in Control

You will be offered the Officer Special Severance Agreement which provides certain benefits in the event that either Rogers (or its successor) terminates your employment without “Cause” or you resign due to “Constructive Termination” during the two year period beginning on the date of a “Change in Control,” as such terms are defined in the Officer Special Severance Agreement.  A copy of the Officer Special Severance Agreement is enclosed.  Please note that the treatment of equity awards issued by Rogers upon a Change in Control is described in the Officer Special Severance Agreement.

11.      Compensation Recovery Policy; Stock Ownership Guidelines

Your initial equity award shall be subject to Rogers Corporation Compensation Recovery Policy in effect on your Hire Date.  In addition, it is currently Rogers’ policy that executive officers own two times their base salary in Rogers common stock upon reaching their tenth anniversary of being an executive officer.  Equity awards are intended to be a significant source for acquiring this level of stock ownership.

12.      Employment Contingencies

This offer of employment is contingent upon the following:

●
Passing our pre-employment drug screen and background screen.  The information for the drug screen is enclosed.  Upon acceptance, please bring the drug screen form as well as photo identification to one of the sites provided as soon as possible.

●	Your ability to verify your identity and establish your right to work in the United States, as required by the Immigration Reform and Control Act of 1986.
●
Your signing the Rogers Corporation Employment, Invention, Confidentiality and Non-Compete Agreement.  This document is enclosed for your review and will have to be signed on your first date of employment.

In addition you agree that you will relocate your primary residence to a commutable distance to Rogers corporate headquarters within two years of your hire date.

If you accept this offer and satisfy the employment contingencies, your employment will be at-will.  It is the policy of Rogers not to enter into employment agreements.  As such, either you or Rogers may terminate your employment relationship at any time, with or without advance notice, for any or no reason subject to the terms and conditions of this letter.  This offer letter does not constitute a contract of employment for any fixed period, and is not intended to alter your at-will status in any way.  The at-will nature of your employment may not be modified except in a writing signed by you and an authorized member of the Board of Directors.  Subject to the terms and conditions of this letter, Rogers may, in its discretion, modify or terminate its employee benefit programs.

You and Rogers have represented to each other, and by signing this agreement each hereby confirms, that neither you nor Rogers party to any agreement that purports to restrict your or the Company’s right to offer or accept your contemplated position with Rogers, as applicable.  You acknowledge and understand that Rogers has relied on your representation in making this offer and Rogers understands that you have relied on their representation in accepting this offer.

This agreement, once executed by both you and Rogers, shall be binding upon you and inure to the benefits of, your heirs, beneficiaries, executors, administrators, successors and assigns.  Rogers shall require any entity that acquires all or substantially all of the assets, stock or business of Rogers to assume this agreement.

All oral or written agreements or representations, express or implied, with respect to the subject matter of this agreement are set forth in this letter (unless reference is specifically made herein to other agreements).

If you have any questions, do not hesitate to contact me.  Otherwise, please sign and return the attached copy of this letter, indicating your acceptance of this offer of employment, which is valid until September 30, 2011.

The Board is excited about the prospect of you joining Rogers Corporation.  I look forward to having you join Rogers Corporation and working together.

Sincerely,

/s/ William E. Mitchell

William E. Mitchell
Rogers Corporation, Board of Directors, Lead Director
Upon your acceptance, please sign and date on the space provided below and return this offer letter to Mr. Robert D. Wachob, President and CEO, Rogers Corporation, P.O. Box 188, Rogers, CT  06263-0188.

Accepted:                      /s/ Bruce D. Hoechner                                                                Date:   9/20/2011

Enclosures:

Annual Incentive Compensation Program
Vehicle Reimbursement Program
Relocation Policy
Benefit Summary
Officer Special Severance Agreement
Employment, Invention, Confidentiality and Non-Compete Agreement
Rogers Corporation Compensation Recovery Policy

Appendix A

Special 409A Rules for Severance Protection under Paragraph 9

The following rules shall apply solely with respect to the distribution of the severance payments and benefits that may become payable under paragraph 9 of the agreement between Bruce D. Hoechner and the Company dated September 15, 2011, referred to below as “this agreement”:

1.           It is intended that each installment of the payments that may be provided under paragraph 9 of this agreement shall be treated as a separate “payment” for purposes of Section 409A of the Internal Revenue Code and the regulations and guidance issued thereunder (“Section 409A”).  Neither the Company nor you shall have the right to accelerate or defer the delivery of any such payments or benefits except to the extent specifically permitted or required by Section 409A.

2.           The maximum amount of severance payments and benefits permitted to be paid under a separation pay plan that does not provide for a deferral of compensation by reason of the application of Treasury Regulation 1.409A-l(b)(9)(iii) (relating to separation pay upon an involuntary separation from service) (the “Two Times Amount”) shall be paid in equal installments over the 52 week period commencing upon the separation from service.

3.           The amount of severance payments and benefits that exceed the Two Times Amount shall be paid within the “applicable 2 1/2 month period” (as defined under Section 409A) and shall be treated as a short-term deferral exempt from Section 409A within the meaning of Treasury Regulation Section 1.409A-l(b)(4) to the maximum extent permissible under Section 409A.

4.           The determination of whether and when a separation from service from the Company has occurred shall be made in a manner consistent with, and based on the presumptions set forth in, Treasury Regulation Section 1.409A-l(h).  Solely for purposes of this Appendix A, “Company” shall include all persons with whom the Company would be considered a single employer under Section 414(b) and 414(c) of the Code.